[Letterhead of Paul, Weiss, Rifkind, Wharton & Garrison LLP]

February 14, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:	Tracie Towner

Re:	Oilsands Quest Inc.’s Form 10-K for Fiscal Year Ended April 30, 2010 and Form 10-Q for Fiscal Quarter Ended October 31, 2010 (File No. 1-32994)

Dear Ms. Towner:

Per our telephone conversation, the purpose of this letter is to confirm the receipt by Oilsands Quest Inc. (the “Company”) of the letter dated February 7, 2011 from Mark Shannon, Branch Chief, and the Company’s intention to file its response.

As we discussed, due to the travel and vacation schedules of the various personnel who would be involved in the preparation and review of the response to your questions, the Company may not be in a position to deliver a response that has received appropriate review and sign-off within 10 business days as requested in your letter.  We confirm that the Company will provide a response by no later than March 7, 2011.

Please contact the undersigned at (212) 373-3078 if you have any questions or require any further information in connection with this letter.

Very truly yours,

/s/ Andrew J. Foley
Andrew J. Foley

cc:	Garth Wong Leigh Peters Oilsands Quest, Inc. Lindsey Finch Paul, Weiss, Rifkind, Wharton & Garrison LLP